Filed by Midatech Pharma PLC

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Commission File No.: 333-206305

Subject Company: DARA BioSciences, Inc.

Commission File No.: 000-23776

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR

FROM THE UNITED STATES OR ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A

VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

12 August 2015

Midatech Pharma PLC

(“Midatech” or the “Company”)

Filing of Form F-4 Registration Statement with SEC

Midatech Pharma (AIM: MTPH), the international specialty pharmaceutical company with a diversified portfolio of high-value products in development, today announced that it has filed with the United States Securities and Exchange Commission its Registration Statement on Form F-4 in connection with its previously announced offer for DARA BioSciences Inc.

Included within the Form F-4 are references to Midatech’s Q1 2015 financial information, not previously disclosed, and an updated set of financial statements for the year ended 31 December 2014. Notes referenced therein detail that one of the intangible assets acquired with Midatech Pharma (Wales) Limited (formerly Q Chip Limited) has become impaired. This was as a result of further information of which the Board became aware subsequent to the approval of the 2014 statutory accounts, resulting in a £1.8m non-cash charge which will be restated in the opening balance sheet of the December 2015 statutory financial statements.

Included within the Midatech Group financial statements to 31 March 2015 are the following headlines:

•	Revenue of £39,000

•	Loss from operations of £2.674 million

•	Total equity less liabilities of £39.298 million

This submission is subject to review and comment by the SEC, and may be revised further as necessary. The filed Form F-4 can be viewed on Midatech’s website: www.midatechpharma.com/investors/reports-and-presentations

Commenting on the announcement, Dr. Jim Philips, CEO of Midatech Pharma, said: The submission of this filing demonstrates further positive progress towards the acquisition of DARA and, ultimately, brings Midatech closer towards developing our target therapeutic area of oncology as an international specialty pharma.

“It is also of note that the Q Chip acquisition is delivering significant product opportunities and value through the development of the Q Octreo and OpsiSporin programmes.”

- Ends -

Disclaimer

Neither this announcement, the publication in which it is contained nor any copy of it may be made or transmitted into the United States of America (including its territories or possessions, any state of the United States of America and the District of Columbia) (the “United States”). Neither this announcement, nor any copy of it may be taken, transmitted or distributed, directly or indirectly, into Australia, New Zealand, South Africa, Japan, Canada or Switzerland or any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction. Any failure to comply with this restriction may constitute a violation of securities law in those jurisdictions. The distribution of this announcement in other jurisdictions may also be restricted by law and persons into whose possession this announcement comes should inform themselves about, and observe, any such restrictions.

This announcement does not itself constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for any shares or any other securities in Midatech Pharma PLC nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefore. The distribution of this announcement in certain jurisdictions may be restricted by law and persons into whose possession any document or other information referred to in this announcement, comes should inform themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

In particular, this announcement does not itself constitute an offer for sale of, or a solicitation to purchase or subscribe for, any securities of Midatech Pharma PLC in the United States or an advertisement for the same. There will be no public offering of such securities in the United States.

Investors should not make any investment decision regarding any transferable securities to which this announcement relates except on the basis of information to be contained in the public documentation to be published in due course in connection with the Acquisition.

Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per Midatech ordinary share or per DARA share either for the current or future financial years (or that of the Englarged Group) will match or exceed the historical published earnings of Midatech or DARA whether combined or otherwise.

Forward Looking Statements

Certain statements in this press release may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements regarding the expected completion of the Acquisition, any expected free cash flow generation, any expected NASDAQ listing, any market and growth opportunities, the amount of anticipated cost synergies and other benefits associated with the Acquisition and other statements that are not historical fact.

Any forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements, including but not limited to uncertainties as to how DARA stockholders may vote in respect to the merger proposal, the possibility that competing offers may be made, the possibility that various closing conditions for the Acquisition may not be satisfied or waived, operational challenges in achieving strategic objectives and executing plans, the risk that markets do not evolve as anticipated, the potential impact of the general economic conditions and competition in the industry.

Reference should be made to those documents that Midatech and DARA shall file from time to time or announcements that may be made by Midatech and/or DARA, in the case of Midatech, in accordance with the London Stock Exchange AIM Rules for Companies (“AIM Rules”) and the Disclosure and Transparency Rules (“DTRs”) and in the case of DARA the US Securities and Exchange Commission (“SEC”), including the section titled “Risk Factors” of DARA’s most recent Annual Report filed on Form 10-K and Quarterly Reports on Form 10-Q. This is in addition to the proxy statement/prospectus (referred to below) to be filed by Midatech and DARA, which shall contain and identify other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech or DARA are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the UK or the US, Midatech and DARA do not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.

Additional Information and Where to Find It

In connection with the proposed transaction, Midatech has filed with the SEC a Registration Statement on Form F-4, which includes the proxy statement of DARA and that also constitutes a prospectus of Midatech under SEC filing rules (the “proxy statement/prospectus”). INVESTORS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MIDATECH, DARA AND THE ACQUISITION.

This announcement has been prepared in accordance with English law, the AIM Rules and the DTRs and accordingly information disclosed in this announcement may not be the same as that which would have been prepared in accordance with the laws of any jurisdiction outside of the United Kingdom.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction

Participants in the Solicitation

Midatech, DARA and their respective executive officers and directors may be deemed to be participating in the solicitation of proxies from DARA security holders in connection with the transactions contemplated by the proposed proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of security holders of DARA in connection with the proposed transaction, including a description of their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding DARA’s directors and executive officers is contained in DARA’s Annual Report on Form 10-K for the year ended December 31, 2014 which is filed with the SEC and is available free of charge.

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THE FOLLOWING INFORMATION IS INCLUDED FOR UNITED STATES SECURITIES AND

EXCHANGE COMMISSION FILING PURPOSES ONLY, AND IS NOT INCLUDED IN ANY

RELEASE, PUBLICATION OR DISTRIBUTION MADE OUTSIDE OF THE UNITED STATES:

The proxy statement/prospectus and certain other relevant materials (when they become available) and any other documents filed by Midatech or DARA with the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC (i) by contacting Merlin’s Investor Relations at Midatech@Consillium-comms.com or +44 020 370 95700 (for documents filed with the SEC by Merlin); or (ii) by contacting DARA’s Investor Relations at (312) 553-6730 or by accessing DARA’s investor relations website at www.darabio.com.

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For more information, please contact:

Midatech Pharma PLC

Jim Phillips, CEO

Tel: +44 (0)1235 841575

www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)

Corporate Finance

Freddy Crossley / Adam James / Atholl Tweedie / Duncan Monteith

Broking

Tom Salvesen

Tel: +44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)

Mary Jane Elliott / Ivar Milligan / Matthew Neal / Hendrik Thys

Tel: +44 (0)20 3709 5700

Email: midatech@consilium-comms.com

About Midatech Pharma PLC

Midatech is a nanomedicine company focused on the development and commercialisation of multiple, high-value, targeted therapies for major diseases with unmet medical need. These diseases include diabetes, rare cancers including brain (glioblastoma), ovarian, liver and pancreatic cancer and neurological/ophthalmologic conditions.

Midatech’s strategy is to develop its products in-house in rare cancers and with partners in other indications, and to accelerate growth of its business through strategic acquisition of complementary products and technologies.

All of Midatech’s product candidates derive from its two multi-applicable platform technologies that can be used alone or in combination to enable the targeted delivery (‘right place’) and controlled release (‘right time’) of existing drugs. These technologies are provided through its wholly-owned subsidiaries, Midatech and Q-Chip (acquired in 2014).

Midatech’s core platform is a drug conjugate delivery system based on a patented form of gold nanoparticles (GNP) combined with existing drugs for the safe and targeted release of therapeutic payloads at specific organs, cells or sites of disease.

The Group’s second platform is a sustained release technology acquired with Q Chip that involves the consistent and precise encapsulation of active drug compounds within polymer microspheres enabling their release into the body in a highly controlled manner over a prolonged period of time.

The Group is headquartered near Oxford, UK, with a nanoparticle manufacturing operation in Bilbao, Spain and an R&D facility in Cardiff, UK.

For further company information see: www.midatechgroup.com.